82-3768




RECD S.E.C.
JAN 1 9 2006
1080




06010345


1954-2004
YEARS OF AUTOMOTIVE EXCELLENCE

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

SUPPL

January 17, 2006
Sc-15696

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

> "This is to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, January 31, 2006, to consider the Financial Audited Results for the third quarter ended December 31, 2005 of the Accounting Year 2005-06 pursuant to the revised Clause 41 of the Listing Agreement with the Stock Exchange, Mumbai."

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657260 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

dlw 1/23

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com







Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

January 17, 2006
Sc-15696

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

> "This is to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, January 31, 2006, to consider the Financial Audited Results for the third quarter ended December 31, 2005 of the Accounting Year 2005-06 pursuant to the revised Clause 41 of the Listing Agreement with the Stock Exchange, Mumbai."

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657260 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com